Exhibit 3.1
AMENDMENT OF AMENDED AND RESTATED
ARTICLES OF INCORORATION OF
SOLAR POWER, INC.
     Article Three of the Articles of Incorporation of the Corporation shall be amended to read in full as follows:
          “THIRD: This corporation is authorized to issue two classes of shares designated “Common Stock” and “Preferred Stock,” respectively. The total number of shares of Common Stock this corporation is authorized to issue is Two Hundred and Fifty Million (250,000,000), par value $0.0001 per share, and the total number of shares of Preferred Stock this corporation is authorized to issue is Twenty Million (20,000,000), par value $0.0001 per share.
          Shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors shall determine the designation of each series and the authorized number of shares of each series. The Board of Directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of shares of Preferred Stock and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series. If the number of shares of any series of Preferred Stock shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.”